Balance Sheet

BIG BEAR CAFE

10/31/2020

	Oct 31, 20
ASSETS	
Current Assets	
Checking/Savings/Cash	
Cash on Hand	2,600
Checking/Operations	29,656
Total Checking/Savings/Cash	32,256
Other Current Assets	
Sales Receivable	9,437
Total Other Current Assets	9,437
Total Current Assets	41,693
Fixed Assets	
Accumulated Depreciation	-382,501
Equipment, Supplies (5yr depr.)	62,943
Equipment, Furniture (7yr depr.)	153,608
Improvements (15yr depr.)	154,878
Improvements (39yr depr.)	101,707
Total Fixed Assets	90,635
TOTAL ASSETS	**132,328**

	Oct 31, 20
LIABILITIES & EQUITY	
LIABILITIES	
Current Liabilities	
Accounts Payable	2,458
Long Term Debt	0
SBA PPP Forgivable Debt	151,500
Credit Card	38,241
TOTAL LIABILITIES	**192,199**
EQUITY	
Owner's Equity	-59,871
TOTAL EQUITY	**-59,871**
TOTAL LIABILITIES & EQUITY	**132,328**